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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                           SERVICO, INC.
                         (Name of Issuer)

            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                          817648108
                        (CUSIP Number)

                      David A. Persing
                      885 Third Avenue
                     New York, NY  10022
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                        July 10, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]




















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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON            Pengo Securities Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York
__________________
                  |    7.   SOLE VOTING POWER            800,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       800,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                    800,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.0%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON    Energy Management Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Colorado
__________________
                  |    7.   SOLE VOTING POWER          1,185,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER               --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     1,185,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER           --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  1,185,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.9%


14.  TYPE OF REPORTING PERSON                                CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON         Smith Management Company

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
__________________
                  |    7.   SOLE VOTING POWER        1,185,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER   1,185,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                1,185,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.9%


14.  TYPE OF REPORTING PERSON                               CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON         RDS Group Holdings, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION            New Jersey
__________________
                  |    7.   SOLE VOTING POWER         1,185,000
    0
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER    1,185,000
   0
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                 1,185,000
    0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%


14.  TYPE OF REPORTING PERSON                               CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON       Woodstead Associates, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Texas
__________________
                  |    7.   SOLE VOTING POWER                0
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER           0
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                        0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%


14.  TYPE OF REPORTING PERSON                               PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                           SCHEDULE 13D

CUSIP No.   817648108

1.   NAME OF REPORTING PERSON                  Randall D. Smith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Not furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                        NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION        United States
__________________
                  |    7.   SOLE VOTING POWER         1,185,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER             --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER    1,185,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER         --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                1,185,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.9%


14.  TYPE OF REPORTING PERSON                               IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                  AMENDMENT NO. 5 TO SCHEDULE 13D
                  _______________________________

     This is Amendment No. 5 ("Amendment No. 5") to Schedule 13D to the original Statement on Schedule 13D filed by Energy Management Corporation, a Colorado corporation ("EMC"), dated December 16, 1993 (the date of the event which required a filing being December 6, 1993), as amended by Amendment No. 1, dated April 14, 1994 (the date of the event which required a filing being April 13, 1994), Amendment No. 2 dated March 30, 1995 (the date of the event which required a filing being March 22, 1995), Amendment No. 3 dated October 16, 1995 (the date of the event which required a filing being September 28, 1995) and Amendment No. 4 dated April 29, 1996 (the date of the event which required a filing being April 24, 1996). The reporting persons are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group.

Item 4.  Purpose of Transaction.  Item 4 is amended to add the following:

     Pursuant to Section 14c of the EMC Standstill Agreement and Section 13c of the Pengo Standstill Agreement, the EMC Standstill Agreement and the Pengo Standstill Agreement have been terminated.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated as follows:

     (a) The aggregate number of shares of common stock beneficially owned by Pengo is 800,000 shares, representing approximately 4% of the outstanding Common Stock. The aggregate number of shares of common stock beneficially owned by EMC is 1,185,000 shares, representing approximately 5.9% of the outstanding Common Stock.

     (b) Pengo has the power to vote and the power to dispose of the 800,000 Shares owned by it. EMC has the power to vote and the power to dispose of the 1,185,000 shares owned by it. Each of the SMC, RDS and Smith has the power to direct the vote and direct the disposition of the 1,185,000 shares owned by EMC.

     (c) There have been no transaction by any Reporting Person in the Issuer's securities within the last sixty (60) days except for the following sales by EMC:

Date          Number of Shares             Price per Share
_____         ________________             _______________
07/02             100,000                      14.59
07/08              90,000                      14.41
07/10             100,000                      14.86
07/11             105,100                      14.75
07/11               2,000                      14.66
07/14              38,000                      14.88

     (d)  Not Applicable.

     (e) Not Applicable.
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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

                                    PENGO SECURITIES CORP.

                                         BRUCE M. SCHNELWAR
Dated:  July 16, 1997               By: _______________________________
                                    Name:  Bruce M. Schnelwar
                                    Title: Senior Vice President


                                    ENERGY MANAGEMENT CORPORATION

                                         DAVID A. PERSING
Dated:  July 16, 1997               By: _______________________________
                                    Name:  David A. Persing
                                    Title: Senior Vice President


                                    SMITH MANAGEMENT COMPANY

                                         DAVID A. PERSING
Dated:  July 16, 1997               By: ______________________________
                                    Name:  David A. Persing
                                    Title: Senior Vice President


                                    RDS GROUP HOLDINGS, INC.

                                         DAVID A. PERSING
Dated:  July 16, 1997               By: ________________________________
                                    Name:  David A. Persing
                                    Title: Senior Vice President


                                     WOODSTEAD ASSOCIATES, L.P.
                                     Successor to Woodstead Associates II, L.P.

                                          KEVIN J. DELUISE
Dated:  July 16, 1997               By: ____________________________
                                    Name:  Kevin J. DeLuise
                                    Title: Vice President
                                           of General Partner

                                        RANDALL D. SMITH
Dated:  July 16, 1997                   ___________________________
                                        Randall D. Smith